J.P. Galda & Co.
Attorneys-at-Law
143 Clover Hollow Road
Easton, Pennsylvania 18045
Telephone (215) 815-1534

November 14, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Algae Dynamics Corp. (formerly known as Converted Carbon
Technologies Corp.)
Registration Statement on Form S-1
Registration Number 333-199612

Ladies and Gentlemen:

On behalf of Algae Dynamics Corp. (the “Registrant”), please find attached the Registrant’s responses to the Staff’s comment letter dated November 12, 2014 (the “Comment Letter”), which have, except as discussed below, been addressed in the Amended Registration Statement filed today.  The numbered responses below correspond to the numbered paragraphs in the Comment Letter.

1.
The financial statements have been updated to September 30, 2014 (with corresponding information for September 30, 2013).  See, e.g. pages F-18 through F-22 with similar information in the summary (page 2) and Management’s Discussion and Analysis of Financial Condition and Results of Operations (pages 28-31).

2.	The requested revision has been made. See page following F-31.

3.	The number of outstanding shares in the Description of Securities has been corrected. See page 27. As to the number of shares reflected in the Prospectus Summary, the following is reconciliation.

Number of Shares Outstanding per Transfer Agent Records	9,213,710
Number of Shares to be issued pursuant to warrants registered under this Registration Statement	327,500
Total Number of Shares Outstanding After this Offering	9,541,210

Under Item 403 of Regulation S-K, the number of shares beneficially owned and reported in the beneficial ownership table include shares issuable upon the exercise of warrants which are currently exercisable (or exercisable within 60 days, although that metric is not relevant here) but are not registered for resale under the Registration Statement.  These (a total of 303,733) are included in the beneficial ownership table but not in the shares outstanding after offering in the summary.

We have recalculated the number of shares in the beneficial ownership table and it comes out to 9,844,943 (as opposed to your calculation of 9,845,393. Of course when the number used is 9,844,393 subtracting 9,541,210 = 303,733 - this is the number of full warrants from the private placement which can be converted to shares.

The difference 9,844,943 - 9,845,393 = 450 - this is divisible by 9 which normally means a transposition error.

Proof - the total number of warrants in the Excel table is 631,233 subtracting 303,733 = 327,500.    The number of 327,500 is the warrants originally issued to Connectus (300,000), Sandra Elsley (22,500) and Fred Hawa (5,000) - ( 300,000 +22,500+5000= 327,500).

4.
The shareholder agreement had a number of provisions which were rather unwieldy in the context of a public company and accordingly the agreement has been terminated.  This fact has been disclosed (page 12).  In light of this termination, there is no need to file as an exhibit.

5.	The material terms of the agreement with Mr. Birgas have been disclosed (page 18) and the complete agreement has been filed as an exhibit (Exhibit 10.8).

6.	These supplemental responses have been disclosed in the prospectus (page 21).

7.	This disclosure has been provided (page 28).

8.	This disclosure has been reinserted (page 28)

9.	The information has been provided (page II-1).

I will be calling you on Monday to discuss the timing of an acceleration request.  I believe we have addresses all of the staff’s comments and we would like to receive acceleration of effectiveness as soon as possible, and will e providing the cCompany’s statement in connection with such request.

Sincerely,

/s/ Joseph P. Galda